

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 18, 2008

By U.S. Mail and facsimile

Mr. Mark Fingarson, President
Bluebird Exploration Company
c/o The Company Corporation
2711 Centerville Road, Suite 400
Wilmington, Delaware 19808

      Re: Bluebird Exploration Company
             Definitive Information Statement on Schedule 14C
             Filed November 12, 2008
             File No. 333-143767

             Form 10-Q for the period ended June 30, 2008
             Filed August 7, 2008

Dear Mr. Fingarson:

      We have limited our review of your filings to the issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information Statement on Schedule 14C

Approval to Amend Certificate of Incorporation…, page 6

1.   Disclose in a table or similar format the number of shares of your common stock that will be: (i) issued and outstanding, (ii) authorized and reserved for issuance, and (iii) authorized but unreserved as a result of the adoption of the forward split.

2. You disclose in this caption that the approved stock split will occur at a ratio of 8:1. However, in the next sentence, you state that the ratio is 8:200. Please reconcile this apparent contradiction or advise us how to read these disclosures in a consistent manner.

Approval to Amend Certificate of Incorporation to Effect a Change of Name…, page 10

3. Please discuss the reasons for changing the name of the company.

Company Contact Information, page 10

4. The telephone number you provide appears to be disconnected. Please include your correct telephone number.

Quarterly Report on Form 10-Q for the Period Ending June 30, 2008

Controls and Procedures, page 15

5. We note your disclosure of several material weaknesses in your internal controls over financial reporting and your statement that there have been no <u>significant</u> changes in your internal controls. Please revise to state whether there have been any changes, as opposed to any significant changes, in your internal controls given the implementation of corrective measures to address the identified internal control weaknesses. Also discuss the timeframe within which you expect the measures to be fully implemented and the weaknesses to be fully addressed.

6. It appears that you have not included the disclosure required by Item 307 of Regulation S-K. Please update your filing by disclosing the required information concerning your disclosure controls and procedures.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When responding to our comments, please provide a written statement from the company acknowledging the following:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comment s do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact John Lucas at (202) 551-5798 or, in his absence, Carmen Moncada-Terry at (202) 551-3687 with any questions.

Sincerely,

Roger Schwall,
Assistant Director

cc: J. Lucas
        Thomas E. Puzzo, Esquire (206) 260-0111